ERSTE BANK
ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

2008 FEB 19 A 6:41

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

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SUPPL

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release [redacted]

Kind regards

08000766

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED
FEB 20 2008
THOMSON FINANCIAL

dw 2/19

Datum/Date: **08.01.2007**

ERSTE BANK

BURSA DE VALORI BUCUREŞTI

Bucharest, February 14th, 2008

Erste Bank shares start trading on the Bucharest Stock Exchange

Erste Bank der oesterreichischen Sparkassen AG announces that trading of its shares on the Bucharest Stock Exchange (BVB) has started today. The Erste Bank share is the first foreign share to trade on the BVB and carries the ISIN (International Securities Identification Number) code: AT0000652011. By carrying out this listing, Erste Bank is fulfilling its commitment to list its shares on the Bucharest Stock Exchange so that employees of Banca Comerciala Romana (BCR) can trade locally. This relates to those employees who accepted Erste Bank's offer to exchange their BCR shares for Erste Bank shares in November 2006.

The Erste Bank shares traded in Bucharest are fully fungible with the Austrian shares, but will be traded in RON.

"Romania is a crucial market for Erste Bank and we are committed to Romania and its development. We are now further strengthening this commitment by supporting the development of Romania's capital market. This is undoubtedly a historical moment for Erste Bank, for BVB and for local investors. The Erste Bank share offers the opportunity for investors to profit from the long term growth potential of one of the most dynamic regions in Europe," Andreas Treichl, the Chairman of the Board of Directors and the CEO of Erste Bank, said on the occasion of the first day's trading.

"Erste Bank's listing in Bucharest – the first ever listing of an international company – opens new doors for the Bucharest Stock Exchange as well as for the entire Romanian capital market. This is the start of a new chapter in the development of the Romanian Stock Exchange: the simultaneous trading of the shares of one issuer on several international markets. This listing will offer local investors new investment opportunities, as well as the possibility to reach a higher degree of sophistication in their investment behavior. For intermediaries this listing represents an opportunity to use new instruments and mechanisms which characterize more mature markets", stated Stere Farmache, President and CEO of the Bucharest Stock Exchange.

"Given the complexity of the changes in the mechanisms of the Central Depository and the importance of this project for the Romanian capital market, the listing of Erste Bank has constituted the main challenge for the Central Depository in the last part of 2007 and the first part of 2008. By connecting to the global network of depositories, the Central Depository facilitated the access of

Romanian investors to foreign securities and opened up the Romanian market to foreign Issuers", said Adriana Tanasoiu, CEO of Central Depository.

Erste Group, Press department

Michael Mauritz, Tel: 0043-50100-19603,
e-mail: michael.mauritz@erstebank.at

Ionut Stanimir, Tel: 0043-50100-11676,
e-mail: ionut.stanimir@erstebank.at

Bucharest Stock Exchange, Press department

Oana Nastase, Tel: 004-021- 3079500/183
e-mail: oana.nastase@bvb.ro

Roxana Sirbu, Tel: 004-021-3079500/182
e-mail: roxana.sirbu@bvb.ro

ERSTE BANK

BURSA DE VALORI BUCUREŞTI

Bucharest, February 14th, 2008

Erste Bank shares start trading on the Bucharest Stock Exchange

Erste Bank der oesterreichischen Sparkassen AG announces that trading of its shares on the Bucharest Stock Exchange (BVB) has started today. The Erste Bank share is the first foreign share to trade on the BVB and carries the ISIN (International Securities Identification Number) code: AT0000652011. By carrying out this listing, Erste Bank is fulfilling its commitment to list its shares on the Bucharest Stock Exchange so that employees of Banca Comerciala Romana (BCR) can trade locally. This relates to those employees who accepted Erste Bank's offer to exchange their BCR shares for Erste Bank shares in November 2006.

The Erste Bank shares traded in Bucharest are fully fungible with the Austrian shares, but will be traded in RON.

"Romania is a crucial market for Erste Bank and we are committed to Romania and its development. We are now further strengthening this commitment by supporting the development of Romania's capital market. This is undoubtedly a historical moment for Erste Bank, for BVB and for local investors. The Erste Bank share offers the opportunity for investors to profit from the long term growth potential of one of the most dynamic regions in Europe," Andreas Treichl, the Chairman of the Board of Directors and the CEO of Erste Bank, said on the occasion of the first day's trading.

"Erste Bank's listing in Bucharest – the first ever listing of an international company – opens new doors for the Bucharest Stock Exchange as well as for the entire Romanian capital market. This is the start of a new chapter in the development of the Romanian Stock Exchange: the simultaneous trading of the shares of one issuer on several international markets. This listing will offer local investors new investment opportunities, as well as the possibility to reach a higher degree of sophistication in their investment behavior. For intermediaries this listing represents an opportunity to use new instruments and mechanisms which characterize more mature markets", stated Stere Farmache, President and CEO of the Bucharest Stock Exchange.

"Given the complexity of the changes in the mechanisms of the Central Depository and the importance of this project for the Romanian capital market, the listing of Erste Bank has constituted the main challenge for the Central Depository in the last part of 2007 and the first part of 2008. By connecting to the global network of depositories, the Central Depository facilitated the access of

Romanian investors to foreign securities and opened up the Romanian market to foreign issuers", said Adriana Tanasoiu, CEO of Central Depository.

Erste Group, Press department

Michael Mauritz, Tel: 0043-50100-19603,
e-mail: michael.mauritz@erstebank.at

Ionut Stanimir, Tel: 0043-50100-11676,
e-mail: ionut.stanimir@erstebank.at

Bucharest Stock Exchange, Press department

Oana Nastase, Tel: 004-021- 3079500/163
e-mail: oana.nastase@bvb.ro

Roxana Sirbu, Tel: 004-021-3079500/182
e-mail: roxana.sirbu@bvb.ro

END